UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 ---------------
                          NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                                      0-7261
                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                   159420 20 7
                                                                 ---------------

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


     For Period Ended: June 30, 2002


     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

     For the Transition Period Ended:  Not Applicable.
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION


Chaparral Resources, Inc.
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Full Name of Registrant


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Former Name if Applicable

16945 Northchase Drive, Suite 1620
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Address of Principal Executive Office (Street and Number)

Houston, TX  77060
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/|      filed on or before the fifteenth calendar day following the prescribed
   |      due date; or the subject quarterly report or transition report on Form
   |      10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

See attached.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael B. Young                281                      877-7100
     ---------------------------------------------------------------------------
       (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached.


                            Chaparral Resources, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002                 By: /s/ Michael B. Young
----------------------                 ------------------------
                                       Michael B. Young, Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTACHMENT PAGE TO FORM 12b-25
                            CHAPARRAL RESOURCES, INC.


PART III - NARRATIVE

As of June 30, 2002, Registrant owns a 60% interest in oil and gas properties in a foreign country through various subsidiaries. The Registrant has been advised that delays have been encountered in obtaining certain information that may affect the completion of the financial information for such entities. Therefore, the Registrant is unable to obtain all of the required financial information for the six months ended June 30, 2002, in order for the Registrant's Quarterly Report on Form 10-Q to be filed within the prescribed time period.

PART IV - OTHER INFORMATION

Registrant will report net income between $5.0 million and $5.1 million for the three months ended June 30, 2002, compared to a net loss of $1.53 million for the three months ended June 30, 2001. The registrant's net income for the current period is primarily due to $4.3 million in extraordinary gain recognized on the restructuring of its loan with Shell Capital in May 2002. Additionally, the registrant recorded higher income due to increased revenues from the sale of crude oil by its foreign joint venture and lower financing costs on its debt obligations. In May 2002, the registrant increased its ownership stake in its foreign joint venture from 50% to 60%, establishing a majority controlling interest in the project. Therefore, the registrant's financial statements have been consolidated with the foreign joint venture's operations on a retroactive basis to January 1, 2002. The registrant previously accounted for its 50% investment in the foreign joint venture using the equity method of accounting, which is reflected in the registrant's financial statements for periods prior to 2002.